                                   FORM 6-K

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                       Commission File Number:333-10486

                         For the Month of October 2001


                           Trend Micro Incorporated
                (Translation of registrant's name into English)


            Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,
                       Sibuya-ku, Tokyo 151-8583, Japan
                   (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   X              Form 40-F ____
                             -----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes _____        No  X
                                               -----


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Information furnished on this form:

                               Table of Contents

1. Press release dated October 22, 2001 relating to the U.S. GAAP consolidated interim financial information (unaudited) of the registrant and its consolidated subsidiaries for the six months ended June 30, 2001, which information the registrant plans to file with the Tokyo Stock Exchange on October 23, 2001. (*)

2. The U.S. GAAP consolidated interim financial information (unaudited) of the registrant and its consolidated subsidiaries for the six months ended June 30, 2001.

(*) The U.S. GAAP consolidated interim financial information (unaudited) contained in the press release is the same as 2. (except that the press release does not contain full notes thereto) and is thus omitted from 1.

                                   SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 Trend Micro Incorporated


Date: October 22, 2001                           By: /s/ Toshihiro Watanabe
                                                     ---------------------------
                                                     Toshihiro Watanabe
                                                     Representative Director and
                                                     Senior Executive Vice
                                                     President

                                                                    Attachment 1

Trend Micro announced its U.S. GAAP financial information for the first half of 2001

Tokyo, Japan - October 22, 2001 - Trend Micro Incorporated (Nasdaq: TMIC, Tokyo Stock Exchange: 4704), a leading provider of enterprise antivirus and content security software, today announced its unaudited U.S. GAAP financial information for the first half of 2001.

Financial Highlights for the first half of FY 2001 (January 1, 2001 through June 30, 2001)

(1) Consolidated Results of Operations (Unaudited except FY 00 (annual))

-----------------------------------------------------------------------------------------------------------------------------
                                                                Operating                       Net income
                             Sales            Growth rate         income        Growth rate     before tax       Growth rate
-----------------------------------------------------------------------------------------------------------------------------
                             Millions of yen               %   Millions of yen              %   Millions of yen            %
  The first half of FY 01      12,939                   38.7       1,007                (62.4)      1,224              (67.3)
  The first half of FY 00       9,331                   62.7       2,678                 56.7       3,740              111.5
-----------------------------------------------------------------------------------------------------------------------------
  FY 00 (annual)               20,070                              5,527                            6,892
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------

                                Net           Growth                    Net income                       Net income
                               Income          rate                      per share                   per share (diluted)
-----------------------------------------------------------------------------------------------------------------------------
                          Millions of yen                %                 Yen                             Yen
 The first half of FY 01          554                (74.8)                 4.22                           4.14
 The first half of FY 00        2,194                162.7                 16.88                          16.40
-----------------------------------------------------------------------------------------------------------------------------
 FY 00 (annual)                 3,675                                      28.18                          27.53
-----------------------------------------------------------------------------------------------------------------------------

(Note)
1. Equity in loss of affiliated companies:    - 105 million yen (- 24 million yen in the first half of FY 2000, - 88 million yen in FY 2000)
2.  The average number of issued and          131,339,944 shares (130,011,158 shares for the first half of FY 2000,
outstanding shares (consolidated):            130,388,962 shares for FY 2000)

3. Changes in accounting principles:          Not applicable
4. The percentage of sales, operating income, net income before tax and net income are in comparison to the first half of the prior fiscal year.

(2) Consolidated Financial Position (Unaudited except December 31, 2000)

-----------------------------------------------------------------------------------------------------------------------------
                               Total assets          Shareholders' equity     Shareholders' equity    Shareholders' equity
                                                                                      ratio                 per share
-----------------------------------------------------------------------------------------------------------------------------
         As of                Millions of yen          Millions of yen                   %                     Yen
      June 30, 2001               52,993                    26,891                    50.7                   204.21
      June 30, 2000               38,519                    20,999                    54.5                   161.10
-----------------------------------------------------------------------------------------------------------------------------
    December 31, 2000             44,574                    24,344                    54.6                   185.66
-----------------------------------------------------------------------------------------------------------------------------

(Note)
  Number of issued and outstanding shares    131,681,887 shares as of June 30, 2001, the end of the first half of FY 2001
   (consolidated):                           (130,345,338 shares as of the end of the first half of FY 2000, 131,120,842 shares as of the end of the FY 2000)

(3) Consolidated Cash Flow Position (Unaudited except December 31, 2000)

-----------------------------------------------------------------------------------------------------------------------------
                                                                                                        Ending balance of
                            Operating Cash Flow      Investing Cash Flow       Financing Cash Flow        Cash and Cash
                                                                                                           equivalents
-----------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                                                                        equivalents
------------------------------------------------------------------------------------------------------------------------
          As of               Millions of yen         Millions of yen          Millions of yen        Millions of yen
      June 30, 2001               4,191                  (1,364)                   6,963                 34,553
      June 30, 2000               1,594                  (1,772)                   5,430                 20,902
------------------------------------------------------------------------------------------------------------------------
    December 31, 2000             6,086                  (4,141)                   6,496                 24,436
------------------------------------------------------------------------------------------------------------------------

(4) Basis of consolidation and application of equity method:
    The number of consolidated subsidiaries .............. 18
    The number of unconsolidated subsidiaries.............  -
    The number of affiliated companies     ...............  4

(5) Change in the basis of consolidation and application of equity method:
    The number of additional consolidated subsidiaries ............ 2
    The number of excluded consolidated subsidiaries .............. -
    The number of additional consolidated affiliated companies .... 1
    The number of excluded consolidated affiliated companies ...... -


Previously, on August 3, 2001, Trend Micro announced its Japanese GAAP financial information for the same period. Significant differences between Japanese GAAP and U.S. GAAP applicable to Trend Micro are summarized below.
Goodwill write-off (2,000 million yen), which is recognized as other expenses under Japanese GAAP, is recognized as operating expenses under U.S. GAAP.
From the fiscal year ending December 31, 2001, Trend Micro and Trend Micro Incorporated (Taiwan) have adopted the deferred revenue accounting for their Post-contract Customer Support service for its Japanese GAAP financial reporting purposes. The cumulative effect of adopting the deferred revenue accounting of 3,009 million yen is recorded as other expenses under Japanese GAAP. For its U.S. GAAP reporting purposes, Trend Micro and Trend Micro Incorporated (Taiwan) have historically adopted the deferred revenue accounting for their Post-contract Customer Support service on a consistent basis.

[For the U.S. GAAP consolidated interim financial information (unaudited) of Trend Micro and its consolidated subsidiaries for the six months ended June 30, 2001, see the second attachment to this report on Form 6-K.]

About Trend Micro, Inc.
         Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has its North American headquarters in Cupertino, CA, and business units worldwide. Trend Micro products are sold directly, through corporate, value-added resellers and managed service providers. Trend Micro's U.S. GAAP financial statements for the six months ended June 30, 2001, including the notes thereto, are available on its website at http://www.antivirus.com/corporate/investor_relations/financial_information.htm.
For additional information and evaluation copies of all Trend Micro products, visit http://www.antivirus.com.


For additional information:
         Mr. Mahendra Negi
         Chief Financial Officer/IR Officer
         Phone: +81-3-5334-4899
         Fax: +81-3-5334-4874
         ir@trendmicro.co.jp

                                                             Attachment 2

                           TREND MICRO INCORPORATED
                           ------------------------
                         AND CONSOLIDATED SUBSIDIARIES
                         -----------------------------

        INDEX TO CONSOLIDATED INTERIM FINANCIAL INFORMATION (UNAUDITED)
        ---------------------------------------------------------------

                                                                            Page
                                                                            ----
Consolidated balance sheets at June 30, 2000 and 2001 (and audited                2
 consolidated balance sheet at December 31, 2000)

Consolidated statements of income for the six months ended June 30,               4
 2000 and 2001

Consolidated statements of cash flows for the six months ended June               5
 30, 2000 and 2001

Notes to consolidated financial information                                       6

                           TREND MICRO INCORPORATED
                           ------------------------
                         AND CONSOLIDATED SUBSIDIARIES
                         -----------------------------
                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------

              (Except December 31, 2000, all balances unaudited)

                                    ASSETS
                                    ------



                                                                                                                  Thousands of U.S.
                                                                            Thousands of yen                           dollars
                                                          --------------------------------------------------------------------------
                                                               June 30,        December 31,        June 30,              June 30,
                                                          --------------------------------------------------------------------------
                                                                 2000              2000              2001                  2001
                                                          --------------------------------------------------------------------------
Current assets:
 Cash and cash equivalents                                (Yen)20,901,860   (Yen)24,435,503   (Yen)34,553,234              $276,426
 Time deposits                                                          -                 -            65,511                   524
 Marketable securities                                          3,262,862         1,893,475         2,505,717                20,046
 Notes and accounts receivable, trade - less
 allowance for doubtful accounts and sales return of
  (Yen)419,776, (Yen)646,566 and (Yen)608,682 ($4,869)          6,812,271         8,133,700         7,058,799                56,471

 Inventories                                                      101,778           318,188           206,946                 1,656
 Deferred income taxes                                            940,866         2,687,913         2,798,031                22,384
 Prepaid expenses and other current assets                      1,749,301           607,142           994,108                 7,952
                                                          -------------------------------------------------------------------------
                                                               33,768,938        38,075,921        48,182,346               385,459
                                                          -------------------------------------------------------------------------
Investments and other assets:
 Securities investments                                           980,801         1,335,849         1,256,501                10,052
 Investment in and advances to affiliated                         246,628           182,473           109,623                   877
     Companies
 Goodwill and other intangible assets                           1,586,609         2,740,827           979,528                 7,836
 Deferred income taxes                                            398,019           446,004           150,447                 1,204
 Other                                                            539,415           570,742           795,721                 6,366
                                                          -------------------------------------------------------------------------
                                                                3,751,472         5,275,895         3,291,820                26,335
                                                          -------------------------------------------------------------------------
Property and equipment:
 Office furniture and equipment                                 1,308,853         1,536,444         1,921,112                15,369
 Other properties                                                 357,362           443,102           597,089                 4,776
                                                          -------------------------------------------------------------------------
                                                                1,666,215         1,979,546         2,518,201                20,145
 Less:  Accumulated depreciation                                 (667,128)         (756,898)         (999,550)               (7,996)
                                                          -------------------------------------------------------------------------
                                                                  999,087         1,222,648         1,518,651                12,149
                                                          -------------------------------------------------------------------------

                                                          (Yen)38,519,497   (Yen)44,574,464   (Yen)52,992,817              $423,943
                                                          =========================================================================

   The accompanying notes are an integral part of the financial information.

                           TREND MICRO INCORPORATED
                           ------------------------
                         AND CONSOLIDATED SUBSIDIARIES
                         -----------------------------
                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------

              (Except December 31, 2000, all balances unaudited)

                     LIABILITIES AND SHAREHOLDERS' EQUITY
                     ------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       Thousands of
                                                                                  Thousands of yen                     U.S. dollars
                                                                --------------------------------------------------------------------
                                                                   June 30,          December 31,       June 30,         June 30,
                                                                --------------------------------------------------------------------
                                                                     2000               2000              2001             2001
                                                                --------------------------------------------------------------------
Current liabilities:
 Current portion of long-term debt                                          -      (Yen) 57,200      (Yen) 57,200       $    458
 Notes payable, trade                                            (Yen)148,182           132,499            81,140            649
 Accounts payable, trade                                              472,072           796,782           627,547          5,020
 Accounts payable, other                                              591,154           517,247           637,700          5,102
 Withholding income taxes                                             145,999           120,994           172,648          1,381
 Accrued expenses                                                     476,950           615,850           981,643          7,853
 Accrued income and other taxes                                       946,855         2,014,589           606,682          4,853
 Deferred revenue                                                   2,898,887         5,043,425         6,311,197         50,490
 Other                                                                349,417           415,372           273,278          2,187
                                                              ---------------   ---------------   ---------------      ---------
                                                                    6,029,516         9,713,958         9,749,035         77,993
                                                              ---------------   ---------------   ---------------      ---------

Long-term liabilities:
 Long-term debt                                                    10,865,760         9,799,900        15,471,300        123,770
 Deferred revenue                                                     330,544           548,225           655,291          5,242
 Accrued pension and severance costs                                  143,590           168,032           226,315          1,811
                                                              ---------------   ---------------   ---------------      ---------
                                                                   11,339,894        10,516,157        16,352,906        130,823
                                                              ---------------   ---------------   ---------------      ---------

Minority interest in consolidated subsidiary                          151,468                 -                 -              -

Shareholders' equity:
 Common stock, (Yen)50 par value -
   Authorized - 250,000,000 shares
   Issued and outstanding
   - June 30, 2000          130,345,338 shares                      5,620,192
   - December 31, 2000      131,120,842 shares                                        6,183,266
   - June 30, 2001          131,681,887 shares                                                          6,799,374         54,395
 Additional paid-in capital                                        10,101,923        11,631,591        12,313,160         98,505
 Legal reserve                                                        149,991           149,991           149,991          1,200
 Deferred compensation related to stock options                       (50,764)                -                 -              -
 Retained earnings                                                  5,276,722         6,745,769         7,279,920         58,239
 Accumulated other comprehensive income
     Net unrealized gain on debt and equity securities                503,255          (168,277)          118,721            950
     Cumulative translation adjustments                              (580,279)         (169,616)          240,701          1,926
                                                              ---------------   ---------------   ---------------      ---------
                                                                      (77,024)         (337,893)          359,422          2,876
                                                              ---------------   ---------------   ---------------      ---------
 Treasury stock, at cost                                              (22,421)          (28,375)          (10,991)           (88)
                                                              ---------------   ---------------   ---------------      ---------
                                                                   20,998,619        24,344,349        26,890,876        215,127
                                                              ---------------   ---------------   ---------------      ---------
Commitments and contingent liabilities                                      -                 -                 -              -
                                                              ---------------   ---------------   ---------------      ---------
                                                              (Yen)38,519,497   (Yen)44,574,464   (Yen)52,992,817       $423,943
                                                              ===============   ===============   ===============      =========

   The accompanying notes are an integral part of the financial information.

                           TREND MICRO INCORPORATED
                           ------------------------
                         AND CONSOLIDATED SUBSIDIARIES
                         -----------------------------

                       CONSOLIDATED STATEMENTS OF INCOME
                       ---------------------------------

                                  (Unaudited)

                                                                                                                   Thousands of
                                                                                  Thousands of yen                 U.S. dollars
                                                                       --------------------------------------    ---------------
                                                                                                                   For the six
                                                                                 For the six months                months ended
                                                                                   ended June 30,                    June 30,
                                                                       --------------------------------------    ---------------
                                                                            2000                   2001                2001
                                                                       --------------         ---------------    ---------------
Net sales                                                              (Yen)9,330,979         (Yen)12,939,355          $103,515
Cost of sales                                                                 603,879                 732,229             5,858
                                                                       --------------         ---------------    --------------
 Gross profit                                                               8,727,100              12,207,126            97,657
                                                                       --------------         ---------------    --------------

Operating expenses:
 Selling                                                                    1,068,155               3,224,430            25,795
 Research and development                                                     850,858               1,481,962            11,856
 General and administrative                                                 4,034,058               4,240,357            33,923
 Goodwill amortization                                                         95,797                       -                 -
 Goodwill write-off                                                                 -               2,253,559            18,028
                                                                       --------------         ---------------    --------------
                                                                            6,048,868              11,200,308            89,602
                                                                       --------------         ---------------    --------------

 Operating income                                                           2,678,232               1,006,818             8,055
                                                                       --------------         ---------------    --------------

Other income (expenses):
 Interest income                                                               76,561                 202,267             1,618
 Interest expense                                                             (85,521)               (135,172)           (1,081)
 Gain on sales of marketable securities                                        65,377                       -                 -
 Foreign exchange gain, net                                                    31,191                 256,830             2,055
 Other income (expense), net                                                  974,227                (107,200)             (859)
                                                                       --------------         ---------------    --------------
                                                                            1,061,835                 216,725             1,733
                                                                       --------------         ---------------    --------------

Income before income taxes, minority interest and equity in
 loss of  affiliated companies                                              3,740,067               1,223,543             9,788
                                                                       --------------         ---------------    --------------

Income taxes (benefit):
 Current                                                                    1,790,174                 491,658             3,933
 Deferred                                                                    (340,689)                 73,174               585
                                                                       --------------         ---------------    --------------
                                                                            1,449,485                 564,832             4,518
                                                                       --------------         ---------------    --------------
Income before minority interest and equity in loss of affiliated
 companies                                                                  2,290,582                 658,711             5,270

Minority interest in income of a consolidated subsidiary                       72,645                       -                 -
                                                                       --------------         ---------------    --------------
Income from consolidated companies                                          2,217,937                 658,711             5,270
Equity in losses of affiliated companies                                       23,517                 104,850               839
                                                                       --------------         ---------------    --------------

Net income                                                             (Yen)2,194,420            (Yen)553,861          $  4,431
                                                                       --------------         ---------------    --------------


                                                                            Yen                     Yen           U.S. dollars
                                                                       --------------         ---------------    --------------
Per share data:
    Net income  - basic                                                    (Yen)16.88               (Yen)4.22          $   0.03
                   - diluted                                                    16.40                    4.14              0.03
    Cash dividends                                                                  -                       -                 -

   The accompanying notes are an integral part of the financial information.

                           TREND MICRO INCORPORATED
                           ------------------------
                         AND CONSOLIDATED SUBSIDIARIES
                         -----------------------------

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------

                                  (Unaudited)

                                                                                                                    Thousands of
                                                                               Thousands of yen                     U.S. dollars
                                                                --------------------------------------------    -------------------
                                                                                                                    For the six
                                                                              For the six months                    months ended
                                                                                ended June 30,                        June 30,
                                                                --------------------------------------------    -------------------
                                                                        2000                     2001                   2001
                                                                -------------------      -------------------    -------------------
Cash flows from operating activities:
  Net income                                                       (Yen) 2,194,420          (Yen)   553,861              $   4,431
  Adjustments to reconcile net income to net cash
   provided by operating activities -
    Amortization of deferred compensation related to stock
    Options                                                                 46,114                        -                      -
    Depreciation and amortization                                          466,243                2,728,584                 21,829
    Pension and severance costs, less payments                              30,833                   56,660                    453
    Loss on disposal of fixed assets                                         2,739                        -                      -
    Deferred income taxes                                                 (340,688)                  73,174                    585
    Gain on sales of marketable securities                                 (65,377)                       -                      -
    Minority interest in income of a consolidated subsidiary                72,645                        -                      -
    Changes in assets and liabilities:
      Increase in deferred revenue                                         800,107                1,197,419                  9,579
      Decrease (increase) in notes and accounts receivable,
       trade, net of allowances                                           (915,342)               1,323,967                 10,592
      Decrease (increase) in inventories                                   (26,987)                 113,719                    910
      (Decrease) in notes and accounts payable, trade                     (187,070)                (261,766)                (2,094)
      (Decrease) increase in accrued corporate taxes and other              76,529               (1,413,131)               (11,305)
      Increase in other current assets                                    (726,786)                (103,212)                  (826)
      Increase (decrease) in other current liabilities                      (6,101)                  40,311                    322
      Other                                                                172,974                 (118,669)                  (949)
                                                                -------------------      -------------------    -------------------
          Net cash provided by operating activities                      1,594,253                4,190,917                 33,527
                                                                -------------------      -------------------    -------------------

Cash flows from investing activities:
  Payments for purchases of fixed assets                                  (412,227)              (1,228,759)                (9,830)
  Proceeds from sales of marketable securities                             150,814                2,611,426                 20,891
  Payments for purchases of marketable securities                           (2,736)              (2,648,926)               (21,191)
  Acquisitions of businesses, net of cash acquired                      (1,308,248)                       -                      -
  Increase in investments in affiliated companies                         (200,000)                 (32,000)                  (256)
  Payments for time deposits                                                     -                  (65,511)                  (524)
                                                                -------------------      -------------------    -------------------
          Net cash used in investing activities                         (1,772,397)              (1,363,770)               (10,910)
                                                                -------------------      -------------------    -------------------

Cash flows from financing activities:
  Issuance of common stock pursuant to exercise of stock
   options                                                                 359,273                  870,797                  6,966
  Tax benefit from exercise of non-qualified stock options                 621,555                  411,301                  3,290
  Proceeds from long-term debt                                           5,000,000                6,500,000                 52,000
  Repayment of long-term debt                                             (325,056)                (828,600)                (6,629)
  Decrease in short-term borrowings                                       (198,000)                       -                      -
  Other                                                                    (27,555)                   9,525                     77
                                                                -------------------      -------------------    -------------------
          Net cash provided by financing activities                      5,430,217                6,963,023                 55,704
                                                                -------------------      -------------------    -------------------
Effect of exchange rate changes on cash and cash equivalents                   906                  327,561                  2,621
                                                                -------------------      -------------------    -------------------
Net increase in cash and cash equivalents                                5,252,979               10,117,731                 80,942
Cash and cash equivalents at beginning of period                        15,648,881               24,435,503                195,484
                                                                -------------------      -------------------    -------------------
Cash and cash equivalents at end of period                         (Yen)20,901,860          (Yen)34,553,234              $ 276,426
                                                                ===================      ===================    ===================

   The accompanying notes are an integral part of the financial information.

                           TREND MICRO INCORPORATED
                           ------------------------
                         AND CONSOLIDATED SUBSIDIARIES
                         -----------------------------

                  NOTES TO CONSOLIDATED FINANCIAL INFORMATION
                  -------------------------------------------

                                  (Unaudited)

1.    Basis of presentation

     The consolidated financial information of Trend Micro Incorporated and its subsidiaries (collectively "the Company") are unaudited. The financial information has been prepared in accordance with U.S. GAAP. The unaudited financial information furnished include all adjustments that are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Operating results for the six months ended June 30, 2001 are not necessarily indicative of the results for the year ended December 31, 2001.

2.    Recent pronouncements

     From the fiscal year beginning January 1, 2001, The Company adopted FAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an Amendment of FASB statement No. 133". FAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, FAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either stockholders' equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. The adoption of FAS No. 133 did not have an effect on the Company's financial position and results of operations.

     In July 2001, the Financial Accounting Standards Board issued FAS No. 141 "Business Combinations" and FAS No. 142 "Goodwill and Other Intangible Assets." FAS No. 141 supersedes Accounting Principles Board Opinion ("APB") No. 16 "Business Combination" and FAS No. 38 "Accounting for Preacquisition Contingencies of Purchases Enterprises." Under FAS No. 141, all business combinations are required to be accounted for under a single method, the purchase method. This new statement prohibits the use of the pooling-of-interest method, which was previously permitted under APB No. 16, for business combinations initiated after June 30, 2001. FAS No. 141 also established criteria for the separate recognition of intangible assets acquired in a business combination. FAS No. 142 supersedes APB No. 17 "Intangible Assets." This new statement requires that goodwill no longer be amortized to earnings, but instead be subject to periodic testing for impairment. FAS No. 142 is effective for fiscal years beginning after December 15, 2001, with earlier application permitted only in specified circumstances. The Company believes that the adoption of FAS No. 141 and FAS No. 142 will not have a material effect on the financial statements of the Company.

     In July 2001, the Financial Accounting Standards Board issued SFAS No. 143 "Accounting for Asset Retirement Obligations" ("FAS 143"). FAS No. 143 requires the recognition of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its present value and the related capitalized charge is depreciated over the useful life of the asset. FAS No. 143 is effective for fiscal years beginning after June 15, 2002. The Company is evaluating the effect of the new standard on its financial position and results of operations.

3.    U.S. dollar amounts

     U.S. dollar amounts presented in the financial information are included solely for the convenience of the reader. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. As the amounts shown in U.S. dollars are for convenience only, the approximate current rate at June 29, 2001 ((Yen)125.00 = U.S. $1) has been used for the purpose of presentation of the U.S. dollar amounts in the accompanying consolidated financial information.

4.    Stock split

On February 15 2001, the Board of Directors of the Company decided and declared a stock split in the ratio of two-for-one for which the record date was May 18, 2001. All prior share and per share amounts in the financial information and accompanying notes have been restated to reflect this stock split.

5.    Net income per share

     Net income per share amounts were computed based on Statements of Financial Accounting Standards No. 128. For the six months ended June 30, 2000 and 2001, weighted average shares used for computation of basic net income per share were 130,011 thousand shares and 131,340 thousand shares, respectively, and the weighted average shares used for diluted net income per share were 133,810 thousand shares and 133,676 thousand shares, respectively. The weighted average shares outstanding for diluted net income per share calculation were increased to include additional shares from the assumed exercise of stock warrants and options which had dilutive effect.

6.    Comprehensive income

     Changes in shareholders' interest that do not result directly from transactions with shareholders are as follows:

                                                                                                Thousands of
                                                               Thousands of yen                 U.S. dollars
                                                      ------------------------------------   -----------------
                                                                                                For the six
                                                                                                months ended
                                                        For the six months ended June 30,         June 30,
                                                      ------------------------------------   -----------------
                                                             2000               2001                2001
                                                      -----------------  -----------------   -----------------
Net income                                              (Yen)2,194,420     (Yen)  553,861          $ 4,431
                                                      -----------------  -----------------   -----------------
Other comprehensive income, net of tax:
  Unrealized gain on debt and equity securities:
    Unrealized holding gains arising during period             561,635            495,407            3,963
    Less reclassification adjustment for gains
     included in net income                                    (65,377)                 -                -
                                                      -----------------  -----------------   -----------------
                                                               496,258            495,407            3,963
  Foreign currency translation adjustments                      52,709            410,317            3,283
                                                      -----------------  -----------------   -----------------
Other comprehensive income, before tax                         548,967            905,724            7,246

Income tax expense related to items of other
 comprehensive income                                         (208,925)          (208,410)          (1,668)
                                                      -----------------  -----------------   -----------------
Other comprehensive income, net of tax                         340,042            697,314            5,578
                                                      -----------------  -----------------   -----------------
Comprehensive income                                    (Yen)2,534,462     (Yen)1,251,175          $10,009
                                                      =================  =================   =================


7.    Supplemental cash flow information

     Cash payments for income taxes were (Yen)883,384 thousand and
(Yen)1,618,952 thousand ($12,952 thousand) for the six months ended June 30, 2000 and 2001, respectively. In these respective periods, interest payments were
(Yen)85,725 thousand and (Yen)122,593 thousand ($981 thousand).

8.    Marketable securities

     Cash equivalents and marketable securities (current and non-current) include money market funds, mutual funds and debt and equity securities for which the aggregate fair value, gross unrealized gains and losses and cost pertaining to "available-for-sale" investments as of June 30 and December 31, 2000 and June 30, 2001 were as follows:

                                                          Thousands of yen
                             -------------------------------------------------------------------------
                                                           June 30, 2000
                             -------------------------------------------------------------------------
                                                          Gross unrealized
                                                -----------------------------------
                                   Cost               Gains             Losses           Fair value
                             ----------------   ----------------   ----------------   ----------------
    Available for sale:
      Money market funds      (Yen)       31       (Yen)      -        (Yen)     -     (Yen)       31
      Mutual funds                   960,806                  -                  -            960,806
      Equity securities              573,747            927,912             30,082          1,471,577
      Debt securities              1,800,000             11,280                  -          1,811,280
                             ----------------   ----------------   ----------------   ----------------
          Total               (Yen)3,334,584       (Yen)939,192        (Yen)30,082     (Yen)4,243,694
                             ================   ================   ================   ================

                                                          Thousands of yen
                             -------------------------------------------------------------------------
                                                          December 31, 2000
                             -------------------------------------------------------------------------
                                                          Gross unrealized
                                                -----------------------------------
                                   Cost               Gains             Losses           Fair value
                             ----------------   ----------------   ----------------   ----------------
    Available for sale:
      Money market funds      (Yen)       31       (Yen)      -       (Yen)      -     (Yen)       31
      Mutual funds                   970,802                  -             32,747            938,055
      Equity securities              825,344                  -            245,124            580,220
      Debt securities              1,700,000             11,050                  -          1,711,050
                             ----------------   ----------------   ----------------   ----------------
          Total               (Yen)3,496,177       (Yen) 11,050       (Yen)277,871     (Yen)3,229,356
                             ================   ================   ================   ================

                                                      Thousands of yen
                              ----------------------------------------------------------------
                                                       June 30, 2001
                              ----------------------------------------------------------------
                                                      Gross unrealized
                                                -----------------------------
                                   Cost             Gains           Losses        Fair value
                              --------------    ------------     ------------   --------------
Available for sale:
 Money market funds           (Yen)        -    (Yen)      -      (Yen)     -   (Yen)        -
 Mutual funds                        970,802               -           32,901          937,901
 Equity securities                   862,830         192,976                -        1,055,806
 Debt securities                   1,700,000          68,510                -        1,768,510
                              --------------    ------------     ------------   --------------
    Total                     (Yen)3,533,632    (Yen)261,486      (Yen)32,901   (Yen)3,762,217
                              ==============    ============     ============   ==============

                                                  Thousands of U.S. dollars
                              ----------------------------------------------------------------
                                                       June 30, 2001
                              ----------------------------------------------------------------
                                                      Gross unrealized
                                                -----------------------------
                                   Cost             Gains           Losses        Fair value
                              --------------    ------------     ------------   --------------
Available for sale:
 Money market funds           $            -               -                -   $            -
 Mutual funds                          7,766               -              263            7,503
 Equity securities                     6,903           1,544                -            8,447
 Debt securities                      13,600             548                -           14,148
                              --------------    ------------     ------------   --------------
    Total                     $       28,269    $      2,092      $       263   $       30,098
                              ==============    ============     ============   ==============

     Fair value of money market funds approximates cost due to the short-term maturities of these investments.

     At June 30, 2000 and 2001, debt securities consisted of bonds issued by a related party (SOFTBANK). The cost and fair value of "available-for sale" debt securities by contractual maturity at June 30 and December 31, 2000 and June 30, 2001 are as follows:

                                                                  Thousands of yen
                         ---------------------------------------------------------------------------------------------------
                                  June 30, 2000                   December 31, 2000                   June 30, 2001
                         -------------------------------   -------------------------------   -------------------------------
                               Available-for sale                Available-for sale                Available-for sale
                         -------------------------------   -------------------------------   -------------------------------
                              Cost          Fair value          Cost          Fair value           Cost         Fair value
                         --------------   --------------   --------------   --------------   --------------   --------------
Due within one year      (Yen)  100,000   (Yen)  100,230   (Yen)        -   (Yen)        -   (Yen)        -   (Yen)        -
Due after one year            1,700,000        1,711,050        1,700,000        1,711,050        1,700,000        1,768,510
                         --------------   --------------   --------------   --------------   --------------   --------------
                         (Yen)1,800,000   (Yen)1,811,280   (Yen)1,700,000   (Yen)1,711,050   (Yen)1,700,000   (Yen)1,768,510
                         ==============   ==============   ==============   ==============   ==============   ==============

                                                  Thousands of U.S. dollars
                                                 ----------------------------
                                                        June 30, 2001
                                                 ----------------------------
                                                      Available-for-sale
                                                 ----------------------------
                                                    Cost         Fair value
                                                 ----------    --------------
                    Due within one year          $        -     $           -
                    Due after one year               13,600            14,148
                                                 ----------    --------------
                                                 $   13,600     $      14,148
                                                 ==========    ==============

     Proceeds from sales of "available-for-sale" securities for the six months ended June 30, 2000 and 2001 were (Yen)151,621 and (Yen)2,611,426 thousand ($20,891 thousand).

   Equity securities of (Yen)160,000 thousand which had previously been recorded as "Securities investments" under investments and other assets was reclassified to "Marketable securities" under current assets at June 30, 2001.

9.   Transactions with related parties

     Account balances and transactions with SOFTBANK and its affiliated companies are as follows:

                                                                                                  Thousands of
                                                              Thousands of yen                    U.S. dollars
                                              ------------------------------------------------   --------------
                                                 June 30,       December 31,       June 30,         June 30,
                                                   2000             2000             2001             2001
                                              --------------   --------------   --------------   --------------
   Accounts receivable, trade                 (Yen)  737,693   (Yen)1,072,768   (Yen)1,335,247       $  10,682
   Securities investments                          1,811,280        1,700,000        1,768,510          14,148
   Accounts payable, other                            44,604           16,435            2,802              22
   Sales for the six months ended                  1,241,653        3,507,641        2,580,812          20,646
   Purchase and expense for the six
    months ended                                      95,280           69,104           56,483             452
   Interest income on security investments            26,605           53,113           25,290             202

     The Company believes that each of these transactions has been negotiated on an arm's length basis and done at fair value based on market pricing.


10.  Short-term borrowings and long-term debt

     At June 30, 2001, the Company had unused lines of credit amounting to
(Yen)800,000 thousand relating to bank overdraft and other short-term loan agreements. Under these overdraft agreements, the Company is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of one year.

     Long-term debt comprises the following:

                                                                                                   Thousands of
                                                              Thousands of yen                     U.S. dollars
                                              -------------------------------------------------   --------------
                                                 June 30,       December 31,       June 30,          June 30,
                                                   2000             2000             2001              2001
                                              --------------   --------------   ---------------   --------------
   Unsecured bank loan of a consolidated
    subsidiary due 2001 with a weighted
    average interest rate of 2.175% per
    annum...................................  (Yen)        -   (Yen)   57,200   (Yen)    28,600      $      229
   Unsecured bank loan of a consolidated
    subsidiary due 2003 with a weighted
    average interest rate of 2.25% per
    annum...................................         165,760                -                 -               -
   Unsecured bank loan of a consolidated
    subsidiary due 2003 with a weighted
    average interest rate of 2.175% per
    annum...................................               -           99,900            99,900             799
   Unsecured 2.5% bonds, due 2002 with
    detachable warrants.....................       5,700,000        4,700,000         3,900,000          31,200
   Unsecured 2.1% bonds, due 2003 with
    detachable warrants.....................       5,000,000        5,000,000         5,000,000          40,000
   Unsecured 1.75% bonds, due 2004 with
    detachable warrants.....................               -                -         5,000,000          40,000
   Unsecured 1.5% bonds, due 2004 with
    detachable warrants                                    -                -         1,500,000          12,000
                                              -------------------------------------------------   --------------
                                                  10,865,760        9,857,100        15,528,500         124,228
   Less - portion due within one year                      -           57,200            57,200             458
                                             --------------------------------------------------   --------------
                                             (Yen)10,865,760   (Yen)9,799,900   (Yen)15,471,300      $  123,770
                                             ===============   ==============   ===============   ==============

11.  Stock Warrants

    Based on the Company's 1997, 1998 and 1999 incentive plans, the Company issued the following bonds with detachable warrants to SOFTBANK.

1.   Shareholders' meeting/board
     meeting approval...................    September 29, 1997         March 28, 1998          May 29, 1998          June 30, 1999
2.   Date of bond issuance..............      October 17, 1997         April 15, 1998         June 15, 1998          July 29, 1999
3.   Amount of each bond (Thousands
     of yen)............................          (Yen)908,523           (Yen)412,965          (Yen)196,650         (Yen)6,000,000
4.   Date on which the bonds were
     fully redeemed.....................      October 17, 1997         April 15, 1998         June 15, 1998                      -
5.   Exercise price per each warrant....            (Yen)142.5             (Yen)142.5            (Yen)142.5             (Yen)3,200
6.   Warrant exercise period............   October 27, 1997 to      April 27, 1998 to      June 25, 1998 to     August 20, 1999 to
                                              October 12, 2001          April 5, 2002          June 7, 2002          July 22, 2002
7.   Number of shares represented
     by warrants........................             6,375,600              2,898,000             1,380,000              1,875,000
8.   Outstanding as of June 30, 2000....             1,190,400                769,800               702,000              1,772,262
9.   Outstanding as of December 31,
     2000...............................               940,200                682,200               597,000              1,439,494
10.  Outstanding as of June 30, 2001....               834,600                549,600               539,400              1,174,182

    Based on the Company's 2000 and 2001 incentive plan, the Company issued following bonds with detachable warrants to public.

1.   Shareholders' meeting/
     board meeting approval...................        June 1, 2000      February 15, 2001           May 8, 2001
2.   Date of bond issuance....................       June 26, 2000         March 19, 2001          June 4, 2001
3.   Amount of each bond (Thousands of yen)...      (Yen)5,000,000         (Yen)5,000,000        (Yen)1,500,000
4.   Date on which the bonds were
     fully redeemed...........................                   -                      -                     -
5.   Exercise price per each warrant..........          (Yen)7,850             (Yen)5,675            (Yen)5,760
6.   Warrant exercise period..................    July 21, 2000 to      April 12, 2001 to       May 17, 2002 to
                                                     June 19, 2003         March 12, 2004          May 28, 2004
7.   Number of shares represented
     by warrants..............................             636,942                881,057               260,416
8.   Outstanding as of June 30, 2000..........             636,942                      -                     -
9.   Outstanding as of December 31,
     2000....................................              636,942                      -                     -
10.  Outstanding as of June 30, 2001.........              636,942                873,128               256,076

    Upon issuance of each bond, the Company bought all of the warrants and distributed them to the directors and certain employees of the Company and its subsidiaries as a part of their remuneration.

    These transactions were accounted for both as an issuance of debt to SOFTBANK and the public, and as an issuance of warrants to the directors and certain employees of the Company and its subsidiaries. The issuance of the warrants to the directors and employees was accounted for under APB 25.

     Warrant activity was as follows:

                                                                         Thousands of shares represented by
                                                                                      warrants
                                                                       -------------------------------------

     Outstanding at December 31, 1997............................                       6,376
      Granted....................................................                       4,278
      Exercised..................................................                      (2,014)
      Cancelled..................................................                           -
      Redeemed...................................................                        (749)
                                                                                     ------------

     Outstanding at December 31, 1998............................                       7,891
      Granted....................................................                       1,875
      Exercised..................................................                      (4,672)
      Cancelled..................................................                           -
      Redeemed...................................................                           -
                                                                                     ------------

     Outstanding at December 31, 1999............................                       5,094
      Granted....................................................                         637
      Exercised..................................................                      (1,435)
      Cancelled..................................................                           -
      Redeemed...................................................                           -
                                                                                     ------------

     Outstanding at December 31, 2000                                                   4,296
      Granted....................................................                       1,141
      Exercised..................................................                        (561)
      Cancelled..................................................                         (12)
      Redeemed...................................................                           -
                                                                                     ------------

     Outstanding at June 30, 2001                                                       4,864
                                                                                     ============

    Balances were as follows:

                                                                 Thousands of shares
                                                     June 30         December 31          June 30
                                                   --------------------------------------------------
                                                       2000             2000                 2001
                                                   ----------        ----------          ------------
      Authorized and outstanding...............       5,071             4,296                4,864
      Exercisable..............................       3,180             2,958                3,278

    For the above stock warrants granted on April 15, 1998 and June 15, 1998, management calculated deferred compensation expense of (Yen)878,798 thousand during fiscal 1998. Such deferred compensation will be amortized over the vesting period which is generally 24 months. Approximately (Yen)397,467 thousand, (Yen)379,803 thousand and (Yen)101,528 thousand was amortized during fiscal 1998, 1999 and 2000 respectively. The grants of October 17, 1997, July 29, 1999, June 26, 2000 March 19, 2001 and June 4, 2001 with respect to which the vesting period is generally 24 months, did not result in deferred compensation.

    In July 1999, the subsidiary in the United States introduced the U.S. program of the Company's incentive plan. Under the U.S. program, STG Incentive Company L.L.C., a Delaware limited company organized for the program by three principal shareholders of the Company, grants stock options to purchase shares of the Company's common stock, which vest one year from the date of grant and which are exercisable for the 3 years subsequent to the vesting date, to directors and certain employees of the subsidiary in the United States. The grants of options to the directors and employees were accounted for under APB
25. Option activity under the U.S. program for the year ended December 31, 2000 and for the period ended June 30, 2001 was as follows:

                                                                              Thousands of shares
                                                                             represented by options
                                                                           --------------------------
       Outstanding at December 31, 1999.....................                         1,620.0
       Granted..............................................                               -
       Exercised............................................                          (113.0)
       Cancelled............................................                               -
       Redeemed.............................................                               -

       Outstanding at December 31, 2000.....................                         1,507.0
       Granted..............................................                               -
       Exercised............................................                           (45.5)
       Cancelled............................................                               -
       Redeemed.............................................                               -

       Outstanding at June 30, 2001.........................                         1,461.5

    The exercise price per share for the options granted was determined as equivalent to the fair market value of the Company's shares at the time of the grants. The weighted average exercise price per share for the option granted for the six months ended June 30, 2001 was (Yen)3,126. Consequently, the grants of the option did not result in deferred compensation.

    In February 2001, the Company introduced the stock option plan qualified under Article 280-19 of the Commercial Code of Japan. This stock option plan grants subscription rights to the Company's shares of common stock, which are exercisable from April 1 2002 to March 31, 2009, to certain directors and employees of the Company and its subsidiaries qualifying for the special related business as defined in Paragraph 1 of Article 9 of the Corporate Rehabilitation Law of Japan. The exercise price per share for the options granted was determined as equivalent to the fair market value of the Company's shares at the time of the grants. The weighted average exercise price per share for the option granted for the six months ended June 30, 2001 was (Yen)5.760. Consequently, the grants of the option did not result in deferred compensation. Option activity qualified under the Commercial Code of Japan for the period ended June 30, 2001 was as follows:

                                                                               Thousands of shares
                                                                              represented by options
                                                                           --------------------------
       Outstanding at December 31, 2000                                                  -
       Granted..............................................                           725
       Exercised............................................                             -
       Cancelled............................................                           (11)
       Redeemed.............................................                             -

       Outstanding at June 30, 2001.........................                           714

12.  COMMITMENTS AND CONTINGENT LIABILITIES

    The Company and its subsidiaries have no significant commitments outstanding, and no material pending litigation or claims threatened against them.


13.  SEGMENT INFORMATION

    The Company and its consolidated subsidiaries operate principally in two industry segments: "Security software business" and "Internet-related products/service business". However, industry segment information is not currently disclosed since more than 90% of sales, operating income and assets in all segments are from the "security software business". Net sales is attributed to countries based on the location of the Company or the relevant consolidated subsidiary. Geographic information concerning the Company's net sales to external customers and long-lived assets for the six months ended June 30, 2000 and 2001 is as follows:


                                                                                                                     Thousands of
                                                                                Thousands of yen                     U.S. dollars
                                                                  ------------------------------------------       ---------------

                                                                                                                    For the six
                                                                                                                   months ended
                                                                       For the six months ended June 30,             June 30,
                                                                  ------------------------------------------       -------------
                                                                         2000                   2001                   2001
                                                                  -------------------   --------------------     ---------------
    Net sales to external customers:
     Japan                                                          (Yen)3,388,855        (Yen)4,487,538            $ 35,900
     U.S.A.                                                              2,778,167             4,017,816              32,143
     Taiwan                                                                829,621               883,544               7,068
     Europe                                                              1,870,517             2,796,600              22,373
     Other                                                                 463,819               753,857               6,031
                                                                    --------------        --------------            --------
        Total                                                            9,330,979            12,939,355             103,515
                                                                    ==============        ==============            ========
    Long-lived assets:
     Japan                                                          (Yen)  939,497        (Yen)1,701,329            $ 13,611
     U.S.A.                                                                351,647               658,108               5,265
     Taiwan                                                                371,104               643,413               5,147
     Europe                                                                 83,803               211,118               1,689
     Other                                                                  33,532                79,932                 639
                                                                    --------------        --------------            --------
        Total                                                       (Yen)1,779,583        (Yen)3,293,900            $ 26,351
                                                                    ==============        ==============            ========

       Long-lived assets for a particular geographic segment are those assets used in the geographic segment.

14.  Impairment of ipTrend Investment

In February 2000, the company acquired a controlling interest in ipTrend Incorporated ("ipTrend"). ipTrend effectively became a wholly owned subsidiary in November 2000, when the remaining minority interest was acquired. The total purchase price was (Yen)2,800,000 thousand and (Yen)2,527,636 thousand was allocated to goodwill. Recently, the company undertook a revaluation of its investment in ipTrend and related business strategy and determined that the investment was impaired. On August 3, 2001, the company approved the sale of the main business of ipTrend to IPSQUARE, an unrelated third party, and subsequently commenced liquidation of the subsidiary. Although a definitive agreement has not been agreed between the parties, the company does not expect a significant gain or loss on the sale of the business, apart from the goodwill write-off of
(Yen)2,253,559 thousand ($18,028 thousand). Goodwill amortization of (Yen)95,797 thousand and the write off of (Yen)2,253,559 thousand ($18,028 thousand) are included in operating income for the six months ended June 30, 2000 and 2001, respectively.